“Advancing Uranium”

NEWS RELEASE

Third Drill Turning at Crosshair’s Central Mineral Belt Uranium Project in Labrador

Dated: August 9, 2007

(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration and Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to report that a third drill has commenced drilling on the Central Mineral Belt (CMB) Uranium Project in Labrador.

The third drill will further define and expand zones of known uranium mineralization at Area 1 and the B Zone, as well as test new “Blue Sky” uranium targets including Croteau Lake.

The first two drills have been focused on the C Zone to continue to expand on the existing indicated resource of 3.19 million (M) pounds of uranium (3.75 M tonnes at 0.04% uranium) and the additional inferred resource of 4.59 M pounds of uranium (6.32 M tonnes at 0.03% uranium) (refer to July 31, 2007 News Release).   Assays results from the initial holes will be released in the coming weeks.

“The addition of the third rig allows us to drill test some very exciting targets for the first time, expand on previous drill results tested in known uranium zones and continue expanding the C Zone resources”, says Mark Morabito, President and CEO of Crosshair.  “We are focused on achieving significant milestones with the drill campaign this year and are looking forward to receiving the first set of drill results.”

Concurrently with drilling, an extensive induced polarization (IP) survey is being conducted to better define additional drill targets along the main C Zone, Area 1 and B Zone corridor.  Preliminary drilling in 2006 and winter 2007 at Area 1, which shows strong similarities to the C Zone in terms of geological setting and style of mineralization, included 3.00 meters grading 0.323% U3O8 within 11.50 meters averaging 0.110% U3O8 from hole ML-A1-16.  At the B Zone, highlights include 7.56 meters averaging 0.269% U3O8 including 1.26 meters grading 0.957% U3O8 from hole ML-BZ-01.  In addition to uranium, the B Zone also hosts locally significant copper, silver and gold mineralization and exhibits other characteristics of Iron Oxide Copper Gold (IOCG) type mineralization.

An extensive mapping, rock sampling, geochemical and geophysical program has also been initiated on the under-explored southern region of the 750 square kilometre project.  Priority targets identified will be drilled during the 2008 program.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by Timothy Froude, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Senior Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Froude has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone and unconformity types of mineralization.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: greg@crosshairexploration.com: or dan@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses terms such as “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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